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VIA EDGAR Chad Eskildsen Staff Accountant Division of Investment Management Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	BlackRock Closed-End Funds

Dear Mr. Eskildsen:

Thank you for your oral comments on December 9, 2014 regarding your Sarbanes-Oxley review for the BlackRock Closed-End Funds (the “Funds”). The Funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized in bold, followed by the Funds’ responses.

* * * * * * *

Chad Eskildsen
January 16, 2015

Comments and Responses

1.
Item 75B of Form N-SAR requires non-money market funds to indicate their average monthly net assets during the current reporting period. We have compared the Funds’ responses to Item 75B of Form N-SAR to their period-end net assets as reflected in their applicable shareholder reports filed on Form N-CSR. Generally speaking, there appears to be a discrepancy between the figure used in Item 75B of Form N-SAR and a Fund’s period-end net assets as reflected in its applicable shareholder report filed on Form N-CSR. Please confirm that, for future reports on Form N-SAR, the Funds will calculate their average monthly net assets pursuant to Item 75B without including assets attributable to leverage.

The Funds confirm that, in future reports on Form N-SAR, they will calculate their average monthly net assets pursuant to Item 75B without including assets attributable to leverage. The Funds note that slight discrepancies will continue to exist as a result of Item 75B of Form N-SAR requiring the Funds to report an average of their net assets during the reporting period, as opposed to the actual period-end net assets reported in their shareholder reports filed on Form N-CSR.

2.	We have the following comments with respect to the Funds whose distributions include a return of capital:

a.
On the Fund’s webpage, in the section with the performance table under the “Distributions” tab, please disclose the portions of the Fund’s distributions for the current year that are estimated to be returns of capital. Please make corresponding changes to each relevant Fund’s “Fact Sheet” in the “Distribution History” chart included therein (including to disclose actual return of capital amounts for prior years, to the extent prior year distributions are included in such chart).

The Funds note that each affected Fund that had portions of its distributions which included returns of capital have disclosed such amounts on the affected Fund’s webpage in the table under the “Distribution” tab.  The Funds note that because the final tax character of a Fund’s distributions as income, capital gain or return of capital, if any, for the current year is not determinable until fiscal year-end, these fields will remain blank in the “Distributions” tab of each affected Fund’s website until such information becomes available following the close of

Chad Eskildsen
January 16, 2015

the calendar year, at which time each Fund will provide tax reporting information to its investors.

The affected Funds will update the referenced chart in their future Fact Sheets to also include this return of capital information as soon as possible.  Similar to the webpage, this return of capital information will remain blank for the current year until such information becomes available following the close of the calendar year and the final tax character of a Fund’s distributions are known.

The Funds note that any amounts of distributions for the current year that are estimated to be returns of capital are disclosed to investors in the affected Funds’ notices delivered pursuant to section 19(a) of the Investment Company Act of 1940 (“Section 19 Notices”). The affected Funds’ Section 19 Notices are posted in the “Closed-End Fund Resources” section of the BlackRock website.  The affected Funds will, as soon as possible, add disclosure to the affected Funds’ webpages and future Fact Sheets directing investors and potential investors to the affected Funds’ Section 19 Notices contained in the “Closed-End Fund Resources” section of the BlackRock website.

b.
On the Fund’s webpage, in the right-hand column labeled “Portfolio Characteristics,” please use a term other than Distribution “Yield,” such as Distribution “Rate.” Please disclose that such rate may include a return of capital.

The affected Funds changed the term “Yield” to “Rate” in the referenced portion of their webpages. The affected Funds also added the requested disclosure to their webpages.

c.	In the Fund’s “Fact Sheet,” please disclose that the “Distribution Rate” indicated therein may include a return of capital.

The affected Funds will add the requested disclosure to their future Fact Sheets as soon as possible.

3.
With respect to the annual report of BlackRock Preferred Partners LLC (“BPP”) for its fiscal year ended March 31, 2014, filed on Form N-CSR, we note that the chart showing BPP’s ten largest holdings on page 6 appears to indicate that 60% of BPP’s assets are invested in issuers which each

Chad Eskildsen
January 16, 2015

represent more than 5% of BPP’s assets. Please explain to us whether BPP satisfies the asset diversification test for regulated investment companies contained in section 851(b)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”).

The chart on page 6 of BPP’s annual report for its fiscal year ended March 31, 2014, filed on Form N-CSR (the “Annual Report”), presents BPP’s ten largest holdings as a percentage of BPP’s total investments.  This chart is presented in a summary fashion with rounded figures for ease of presentation to, and understanding by, BPP’s unitholders.

BPP is a “regulated investment company,” as defined in section 851 of the Code.  Section 851(b)(3)(A) of the Code requires, in relevant part, that at the end of each quarter of the taxable year, at least 50% of the value of BPP’s total assets be represented by cash and cash items (including receivables), government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to an amount not greater in value than 5 percent of the value of BPP’s total assets.  The value of BPP’s total investments for its fiscal year ended March 31, 2014, as set forth in the Schedule of Investments and Statement of Assets, Liabilities and Members’ Capital included in the Annual Report, was $77,922,830.  The value of BPP’s total assets for its fiscal year ended March 31, 2014, as set forth in the Statement of Assets, Liabilities and Members’ Capital included in the Annual Report, was $84,997,468.

BPP’s “total investments” differs from its “total assets.” BPP’s “total investments” includes only those assets of BPP that are invested in underlying issuers. BPP’s “total assets” includes the remainder of BPP’s assets, which included, as of March 31, 2014, cash, accounts receivable, investments paid in advance and prepaid expenses. Section 851(b)(3)(A) of the Code tests diversification based on “total assets,” not “total investments.” Below is an expanded version of the chart on page 6 of the Annual Report, which includes precise calculations based on the Schedule of Investments in the Annual Report, and which demonstrates that BPP meets the asset diversification test for regulated investment companies contained in section 851(b)(3)(A) of the Code, whether tested on the basis of “total investments” or “total assets.”

Chad Eskildsen
January 16, 2015

Investment	As a % of Total Investments1	As a % of Total Assets2

Pentwater Event Fund, Ltd.	8.04%	7.37%

One William Street Capital Offshore Fund, Ltd.	7.92%	7.26%

Fortress Asia Macro Fund Ltd.	7.68%	7.04%

Citadel Global Fixed Income Fund, Ltd.	5.76%	5.28%

Panning Overseas Fund, Ltd.	5.05%	4.63%

Aristeia International, Ltd.	4.93%	4.52%

Jet Capital Concentrated Offshore Fund, Ltd.	4.90%	4.49%

Glenview Capital Partners (Cayman), Ltd.	4.73%	4.34%

Anchor Bolt Offshore Fund LTD.	4.71%	4.32%

QMS Diversified Global Macro Offshore Fund Ltd.	4.61%	4.22%

TOTAL	58.32%	53.46%

1	Approximately 34.44% of total investments represented by investments in issuers which each represent more than 5% of BPP’s total investments.

2	Approximately 26.95% of total assets represented by investments in issuers which each represent more than 5% of BPP’s total assets.

Chad Eskildsen
January 16, 2015

* * * * * * *

The Funds acknowledge that:

•	They are responsible for the adequacy and accuracy of the disclosures in their filings with the Securities and Exchange Commission (the “Commission”);

•
Commission staff comments on, or changes to disclosure in response to staff comments in, the Funds’ filings do not foreclose the Commission from taking any action with respect to the Funds’ filings; and

•	the Funds’ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617)-573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon